State of Delaware
Secretary of State
Division of Corporations
Delivered 04:35 PM 09/01/2006
FILED 04:35 PM 09/01/2006
SRV 060817673 - 3548455 FILE

CERTIFICATE FOR
RENEWAL AND REVIVAL OF CHARTER
OF

I. A. EUROPE GROUP, INC.

I. A. EUROPE GROUP, INC., a corporation organized under the laws of Delaware, the certificate of incorporation of which was filed in the office of the Secretary of State on July 17, 2002, the charter of which was voided for non-payment of taxes, now desires to procure a restoration, renewal and revival of its charter, and hereby certifies as follows:

1. The name of the corporation is: I. A. EUROPE GROUP, INC.

2. Its registered office in the State of Delaware is located at National Corporate Services, Inc., 203 NE Front St., Suite 101 in the City of Milford, County of Kent, State of Delaware 19963. The name of its registered agent at that address is National Corporate Services, Inc.

3. The date when the restoration, renewal, and revival of the charter of this corporation is to commence is February 29, 2004, same being prior to the date of the expiration of the charter. This renewal and revival of the charter of this corporation is to be perpetual.

4. This corporation was duly organized and carried on the business authorized by its charter until March 1, 2004, at which time its charter became inoperative and void for non-payment of taxes and this certificate for renewal and revival is filed by authority of the duly elected directors of the corporation in accordance with the laws of the State of Delaware.

IN TESTIMONY WHEREOF, and in compliance with the provision of Section 312 of the General Corporation Law of the State of Delaware, as amended, providing for the renewal, extension and restoration of charters, Victor Minca the last acting President of I. A. EUROPE GROUP, INC., has hereunto set his hand to this certificate this 1st day of September, 2006.

s/Victor Minca
Victor Minca, President